Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of Hormel Foods Corporation for the registration of 296,070 shares of its common stock and to the incorporation by reference therein of our reports dated December 5, 2005, with respect to the consolidated financial statements of Hormel Foods Corporation, Hormel Foods Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hormel Foods Corporation, incorporated by reference in its Annual Report on Form 10-K for the year ended October 30, 2005 and the related financial statement schedule of Hormel Foods Corporation included therein, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
October 17, 2006